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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

China Unicom (Hong Kong) Limited
(Name of Issuer)
Ordinary Shares, Par Value HK$0.10 Per Share
(Title of Class of Securities)
16945R 10 4
(CUSIP Number)
Chu Ka Yee
China Unicom (Hong Kong) Limited
75th Floor, The Center
99 Queen's Road Central
Hong Kong
Telephone: (+852) 2121 3220
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA UNITED TELECOMMUNICATIONS CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,733,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

9,725,000,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,733,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes (i) 9,725,000,020 Unicom Shares (as defined in Item 1 of the Schedule 13D filed with the Securities and Exchange Commission on October 27, 2008 (the “Schedule 13D”)) held by China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands (“Unicom BVI”), and (ii) 7,008,353,115 Unicom Shares held by China Netcom Group Corporation (BVI) Limited, a company incorporated in the British Virgin Islands (“Netcom BVI”) (including one Unicom Share received by CNC Cayman Limited, a wholly-owned subsidiary of Netcom BVI incorporated in the Cayman Islands (“CNC Cayman”)) as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA UNITED TELECOMMUNICATIONS CORPORATION LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,733,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

9,725,000,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,733,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes (i) 9,725,000,020 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by Unicom BVI and (ii) 7,008,353,115 Unicom Shares held by Netcom BVI (including one Unicom Share received by CNC Cayman) as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Unicom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 7,008,353,115 Unicom Shares held by Netcom BVI.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA UNICOM (BVI) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,733,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

9,725,000,020

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,733,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes (i) 9,725,000,020 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by the Reporting Person and (ii) 7,008,353,115 Unicom Shares held by Netcom BVI (including one Unicom Share received by CNC Cayman) as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between the Reporting Person and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA NETWORK COMMUNICATIONS GROUP CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,733,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

7,008,353,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,733,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes (i) 7,008,353,115 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by Netcom BVI (including one Unicom Share received by CNC Cayman) and (ii) 9,725,000,020 Unicom Shares held by Unicom BVI as to which the Reporting Person may be deemed to be the beneficial owner due to its beneficial ownership interest in Netcom BVI and the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and Netcom BVI as a result of the Concert Party Agreement as described in Items 3 and 4 of the Schedule 13D. The Reporting Person disclaims beneficial ownership of the 9,725,000,020 Unicom Shares held by Unicom BVI.

CUSIP No.	16945R 10 4

1	NAME OF REPORTING PERSON CHINA NETCOM GROUP CORPORATION (BVI) LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,733,353,135(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

7,008,353,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,733,353,135(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.4%(1)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes (i) 7,008,353,115 Unicom Shares (as defined in Item 1 of the Schedule 13D) held by the Reporting Person (including one Unicom Share received by CNC Cayman) and (ii) 9,725,000,020 Unicom Shares (as defined in Item 1) held by Unicom BVI as to which the Reporting Person may be deemed to have acquired beneficial ownership due to the formation of a group (as defined in Rule 13d-5(b)(1) under the Exchange Act) between Unicom BVI and the Reporting Person as a result of the Concert Party Agreement as described in Items 3 and 4.

This Amendment No.1 (this “Amendment No.1”) amends and supplements the disclosures in Item 4 (Purpose of Transaction) and Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on October 27, 2008, relating to the ordinary shares of par value HK$0.10 per share (the “Unicom Shares”) of China Unicom (Hong Kong) Limited (formerly known as China Unicom Limited), a corporation organized under the laws of Hong Kong (“China Unicom”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
Capitalized terms not otherwise defined in this Amendment No.1 have the meanings given to them in the Schedule 13D.
On November 14, 2008, each of Unicom Group and Netcom Group approved to undertake a merger between Unicom Group and Netcom Group, pursuant to which Netcom Group will merge into Unicom Group and Unicom Group will become the sole surviving entity (the “Proposed Parent Merger”). The completion of the Proposed Parent Merger is subject to obtaining all necessary approvals in the People’s Republic of China (“PRC”), including the approval of the State-owned Assets Supervision and Administration Commission of the PRC, and, subject to the receipt of such approvals, the Proposed Parent Merger is expected to become effective in early January 2009. Upon completion of the Proposed Parent Merger, Netcom BVI will become a wholly-owned subsidiary of Unicom Group and Unicom Group will thus become the beneficial owner of all of the Unicom Shares held by Netcom BVI. A formal agreement between Unicom Group and Netcom Group in respect of the Proposed Parent Merger is expected to be executed shortly.
Furthermore, Unicom Group, Netcom Group and China Unicom are currently conducting a preliminary study in relation to the future development and direction of the fixed-line business and assets that are owned and operated by Unicom Group and Netcom Group.
Except as set forth in this Amendment No.1 and Schedule 13D, none of the Companies nor, to the best knowledge of each of the Companies, any of its respective executive officers or directors has any present plans or proposals that relate to or would result in the occurrence of any of the following events: (a) the acquisition by any person of additional securities of China Unicom, or the disposition of securities of China Unicom; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving China Unicom or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of China Unicom or any of its subsidiaries; (d) any change in the present board of directors or management of China Unicom, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of China Unicom; (f) any other material change in China Unicom’s business or corporate structure; (g) changes in China Unicom’s memorandum and articles of association or instruments corresponding thereto or other actions which may impede the acquisition of control of China Unicom by any person; (h) causing a class of securities of China Unicom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of China Unicom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

China United Telecommunications Corporation		China United Telecommunications Corporation Limited
By:	/s/ Chang Xiaobing	By:	/s/ Chang Xiaobing
	Name: Chang Xiaobing Title: Chairman Date: November 25, 2008		Name: Chang Xiaobing Title: Chairman Date: November 25, 2008

China Unicom (BVI) Limited
By:	/s/ Chang Xiaobing
Name: Chang Xiaobing Title: Director Date: November 25, 2008

China Network Communications Group Corporation		China Netcom Group Corporation (BVI) Limited
By:	/s/ Zuo Xunsheng	By:	/s/ Zuo Xunsheng
	Name: Zuo Xunsheng Title: Deputy General Manager Date: November 25, 2008		Name: Zuo Xunsheng Title: Director Date: November 25, 2008